October 10, 2019

Atsushi Maki
Chief Executive Officer
Amanasu Techno Holdings Corporation
224 Fifth Avenue, Suite D144
New York, New York 10022

       Re: Amanasu Techno Holdings Corporation
           Form 10-K for the Year Ended December 31, 2018
           Filed April 1, 2019
           File No. 001-31261

Dear Mr. Maki:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing